Exhibit 99.2

30 December 2015

Midatech Pharma PLC

(“Midatech” the “Company” or the “Group”)

Midatech completes acquisition of Zuplenz®

~ Further product acquisition bolsters marketed oncology portfolio ~

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology and other therapeutic areas, today announces the successful completion of its previously announced acquisition of Zuplenz® (ondansetron), a marketed oncology product from Galena Biopharma, Inc. (NASDAQ: GALE). Zuplenz® is marketed in the US for the prevention of chemotherapy-induced nausea and vomiting (CINV), radiotherapy-induced nausea and vomiting (RINV), and post-operative nausea and vomiting (PONV) and has a target market of $4.6bn by 2018.

As announced on 18 December 2015, Midatech expects the acquisition of Zuplenz® will leverage its commercial infrastructure in the US, following the recent acquisition of DARA BioSciences (now known as Midatech Pharma US Inc.).

Commenting on the announcement, Dr. Jim Phillips, CEO of Midatech Pharma, said: “We are pleased to complete the acquisition of Zuplenz®, which adds to our rapidly growing portfolio of marketed oncology products. We believe that our recent product acquisitions will help drive the Group towards sustainable profitability.”

- Ends -

References:

Antiemetic Drugs: World Industry and Market Analysis 2014-2024

For more information, please contact:

Midatech Pharma PLC

Jim Phillips, CEO

Tel: +44 (0)1235 841575

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)

Corporate Finance

Freddy Crossley / Adam James / Atholl Tweedie / Duncan Monteith

Broking

Tom Salvesen

Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)

Darrell Uden / Paul Tomasic / Rupert Walford / Thomas Stockman

Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)

Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys

Tel: +44 (0)20 3709 5700

Email: midatech@consilium-comms.com

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

About Zuplenz®

Zuplenz® was launched in the US in July 2015 and is an anti-emetic oral soluble film, which does not need to be injected or swallowed, offering patients a differentiated alternative to other treatments. Zuplenz® complements Midatech’s existing marketed oncology product portfolio and has patent protection until at least 2029. Zuplenz® is targeting an estimated $4.6bn market by 2018 and is expected to add to Midatech’s growing revenues.

Forward Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the anticipated benefits of the acquisition of Zuplenz®, our expected revenues, market and growth opportunities and other benefits associated with the acquisition of Zuplenz® and other statements that are not historical fact. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to, operational challenges in achieving our objectives with respect to Zuplenz®, achieving strategic objectives and executing plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission (“SEC”), which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising